Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2019

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
March 31, 2019
(Expressed in Canadian Dollars - unaudited)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - unaudited)

	March 31,	December 31,
	2019	2018
	$	$

Assets

Current
Cash (Note 3)	11,178,424	18,333,732
Receivables	47,640	34,692
Prepaid expenses (Note 4)	471,416	489,902
	11,697,480	18,858,326

Exploration and evaluation assets (Note 5)	204,638,290	196,666,709
Reclamation bonds (Note 6)	2,127,367	2,154,027
Property and equipment (Note 7)	415,858	455,422
Right-of-use assets (Note 8)	883,696	-

	219,762,691	218,134,484

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	4,333,209	1,950,222
Current portion of lease liabilities (Note 8)	141,205	-
	4,474,414	1,950,222

Lease liabilities (Note 8)	701,876	-
Provision for site reclamation (Note 10)	985,205	1,004,499

	6,161,495	2,954,721

Shareholders' equity
Share capital (Note 11)	270,848,160	270,513,901
Reserves (Note 11)	9,333,510	8,522,564
Deficit	(66,580,474)	(63,856,702)
	213,601,196	215,179,763

	219,762,691	218,134,484

Nature and Continuance of Operations (Note 1), Commitments (Note 16)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 10, 2019.

On Behalf of the Board of Directors:

“Alex Morrison”	“Zara Boldt”
Alex Morrison, Director	Zara Boldt, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2019	2018
	$	$

Expenses
Accretion expenses (Note 10)	2,198	-
Consulting fees	105,220	194,558
Depreciation (Notes 7 & 8)	90,527	44,346
Foreign exchange loss (gain)	162,765	(372,821)
Insurance	106,312	98,984
Interest expense on lease liabilities (Note 8)	15,927	-
Investor relations	28,989	29,249
Management fees (Note 13)	280,250	276,040
Office	127,340	168,059
Professional fees (Note 13)	246,918	284,109
Property investigation	30,238	-
Regulatory and shareholders service	126,342	139,103
Rent	-	80,699
Share-based compensation (Notes 11 and 13)	1,118,021	1,345,343
Travel and related	199,002	232,088
Wages and salaries (Note 13)	195,688	96,300

	(2,835,737)	(2,616,057)

Loss on investments	-	(68,403)
Interest income	50,749	57,488

Loss and comprehensive loss for the period	(2,784,988)	(2,626,972)

Basic and diluted loss per share	(0.01)	(0.01)

Weighted average number of common shares outstanding (basic and diluted)	259,909,812	242,296,564

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2019	2018
	$	$

Cash flows used in operating activities
Loss for the period	(2,784,988)	(2,626,972)
Items not affecting cash:
Depreciation	90,527	44,346
Share-based compensation	1,118,021	1,345,343
Accretion expense	2,198	-
Loss on investments	-	68,403
Unrealized foreign exchange	14,288	(32,812)
Changes in non-cash working capital items
Increase in receivables	(12,948)	(46,759)
Increase in prepaid expenses	(31,186)	(200,452)
Decrease in accounts payable and accrued liabilities	(30,439)	(488,015)
	(1,634,527)	(1,936,918)

Cash flows used in investing activities
Reclamation bonds	(18,637)	114,933
Proceeds from sale of investments	-	3,632
Acquisition of property and equipment	-	(231,929)
Exploration and evaluation assets expenditures	(5,558,155)	(7,873,606)
	(5,576,792)	(7,986,970)
Cash flows from financing activities
Proceeds from share issuances	-	38,184,202
Share issuance costs	-	(2,420,873)
Proceeds from exercise of stock options	88,400	1,867,392
Repayment of lease liabilities	(32,389)	-
	56,011	37,630,721

Net change in cash	(7,155,308)	27,706,833

Cash, beginning of period	18,333,732	18,458,791

Cash, end of period	11,178,424	46,165,624

Supplementary Cash Flow Information (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - unaudited)

					Total
	Number of				Shareholders'
	Shares Issued	Share Capital	Reserves	Deficit	Equity
		$	$	$	$

Balance at December 31, 2017	233,536,671	220,941,105	6,505,922	(53,842,098)	173,604,929

Shares issued for cash	18,626,440	38,184,202	-	-	38,184,202
Share issuance costs	-	(2,623,077)	-	-	(2,623,077)
Stock options exercised	2,091,666	3,290,032	(1,422,640)	-	1,867,392
Stock options expired	-	-	(31,055)	31,055	-
Share-based compensation	-	-	1,345,343	-	1,345,343
Loss for the period	-	-	-	(2,626,972)	(2,626,972)
Balance at March 31, 2018	254,254,777	259,792,262	6,397,570	(56,438,015)	209,751,817

Shares issued for cash	5,230,901	10,723,347	-	-	10,723,347
Share issuance costs	-	(466,386)	-	-	(466,386)
Stock options exercised	324,000	464,678	(218,438)	-	246,240
Stock options expired	-	-	(183,332)	183,332	-
Stock options cancelled	-	-	(9,919)	9,919	-
Share-based compensation	-	-	2,536,683	-	2,536,683
Loss for the period	-	-	-	(7,611,938)	(7,611,938)
Balance at December 31, 2018	259,809,678	270,513,901	8,522,564	(63,856,702)	215,179,763

Stock options exercised	120,000	146,334	(57,934)	-	88,400
Restricted share units vested	113,208	187,925	(187,925)	-	-
Stock options expired	-	-	(61,216)	61,216	-
Share-based compensation	-	-	1,118,021	-	1,118,021
Loss for the period	-	-	-	(2,784,988)	(2,784,988)
Balance at March 31, 2019	260,042,886	270,848,160	9,333,510	(66,580,474)	213,601,196

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) and is listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “GSV” and on the NYSE American LLC under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets cost represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets cost is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations or through sale of the assets.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at March 31, 2019, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2018.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Statement of compliance (continued)

The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, except for the following:

Leases

On January 1, 2019, the Company adopted IFRS 16 – Leases (“IFRS 16”) which replaced IAS 17 – Leases and IFRIC 4 –Determining Whether an Arrangement Contains a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applied in IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets.

The Company applied IFRS 16 using the modified retrospective method. Under this method, financial information will not be restated and will continue to be reported under the accounting standards in effect for those periods. The Company will recognize lease liabilities related to its lease commitments for its office leases. The lease liabilities will be measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate as at January 1, 2019, the date of initial application, resulting in no adjustment to the opening balance of deficit. The associated right-of-use assets will be measured at the lease liabilities amount, plus prepaid lease payments made by the Company. The Company has implemented the following accounting policies permitted under the new standard:

  leases of low dollar value will continue to be expensed as incurred; and

  the Company will not apply any grandfathering practical expedients.

As at January 1, 2019, the Company recognized $934,659 in right-of-use assets and $884,987 in lease liabilities as summarized below.

$
Minimum lease payments under operating leases as of December 31, 2018	657,466
Assumed exercise of renewal of office lease in April 2020	460,050
Effect from discounting at the incremental borrowing rate as of January 1, 2019	(232,529)
Lease liabilities recognized as of January 1, 2019	884,987
Prepaid lease payments	49,672
Right-of-use assets recognized as of January 1, 2019	934,659
The lease liabilities were discounted at a discount rate of 7% as at January 1, 2019.

New accounting policy for leases under IFRS 16

The following is the accounting policy for leases as of January 1, 2019 upon adoption of IFRS 16:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Statement of compliance (continued)

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

  fixed payments, including in-substance fixed payments, less any lease incentives receivable;

  variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

  amounts expected to be payable under a residual value guarantee;

  exercise prices of purchase options if the Company is reasonably certain to exercise that option; and

  payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

Basis of presentation

These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for investments which are measured at fair value. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, JKR Gold Resources ULC, JKR Gold Resources (USA) Inc., JMD Exploration Corp., Gold Standard Ventures (US) Inc., Tacoma Exploration LLC, Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc., and Madison Enterprises (Nevada) Inc., from their dates of formation or acquisition. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts and reclamation provisions.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Use of estimates (continued)

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Valuation of right-of-use asset and lease liabilities

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the right-of-use assets and the valuation of lease liabilities. These include: determining agreements in scope of IFRS 16, determining the contract term and determining the interest rate used for discounting of future cash flows.

The lease term determined by the Company is comprised of the non-cancellable period of lease agreements, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

The present value of the lease payment is determined using a discount rate representing the rate of a commercial mortgage rate, observed in the period when the lease agreement commences or is modified.

NOTE 3 – Cash

	March 31, 2019	December 31, 2018
	$	$
Cash at financial institutions	11,119,999	18,224,563
Cash held in lawyers’ trust account	58,425	109,169
	11,178,424	18,333,732

NOTE 4 – Prepaid Expenses

	March 31, 2019	December 31, 2018
	$	$
Prepaid expenses	450,570	468,600
Deposits	20,846	21,302
	471,416	489,902

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 5 – Exploration and Evaluation Assets

Expenditures for the periods related to exploration and evaluation assets located in Nevada, USA were as follows:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$
Balance as at December 31, 2017	116,743,248	37,692,627	154,435,875

Property acquisition and staking costs	4,989	-	4,989
NSR buy-down	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	359,532	81,528	441,060
Consulting	3,692,499	81,721	3,774,220
Data Analysis	58,172	22,282	80,454
Drilling	18,472,855	174,781	18,647,636
Engineering	134,827	-	134,827
Environmental and permitting	387,679	-	387,679
Equipment rental	127,471	491	127,962
Geological	788,032	25,554	813,586
Geotechnical	654,687	-	654,687
Hydrology	930,729	-	930,729
Lease payments	1,805,255	118,784	1,924,039
Metallurgy	551,864	-	551,864
Preliminary economic assessment	579,226	-	579,226
Provision for site reclamation	946,010	-	946,010
Sampling and processing	561,710	81,770	643,480
Site development and reclamation	5,722,669	98,297	5,820,966
Supplies	1,224,990	1,002	1,225,992
Vehicle	113,578	-	113,578
	41,544,624	686,210	42,230,834

Balance as at December 31, 2018	158,287,872	38,378,837	196,666,709

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 5 - Exploration and Evaluation Assets (continued)

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$
Balance as at December 31, 2018	158,287,872	38,378,837	196,666,709

Consulting	516,190	15,215	531,405
Drilling	3,069,165	466,282	3,535,447
Engineering	454	5,153	5,607
Environmental and permitting	216,780	3,111	219,891
Equipment rental	29,696	-	29,696
Geological	25,341	-	25,341
Geotechnical	16,927	-	16,927
Hydrology	348,363	-	348,363
Lease payments	201,099	-	201,099
Metallurgy	817,544	-	817,544
Preliminary economic assessment	99,817	-	99,817
Sampling and processing	260,117	533	260,650
Site development and reclamation	1,594,858	95,840	1,690,698
Supplies	188,245	851	189,096
	7,384,596	586,985	7,971,581

Balance as at March 31, 2019	165,672,468	38,965,822	204,638,290

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

During the period from August 2009 to December 2018, the Company entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging between 1% and 5%. As well, certain claims are subject to a 1.5% Mineral Production Royalty. The agreements are subject to specific lease terms, extension options, back-in rights, buy down or purchase provisions, and work commitments as further detailed in the Company’s most recent annual audited consolidated financial statements. During the three months ended March 31, 2019, the Company did not enter into any new leases.

Payment requirements from 2019 to 2023 under agreements are approximately as follows:

	Total	Total
	Work	Lease
	commitment	payment	Total
	US$	US$	US$
2019	-	947,000	947,000
2020	1,300,000	1,016,000	2,316,000
2021	1,300,000	823,000	2,123,000
2022	1,300,000	383,000	1,683,000
2023	1,300,000	383,000	1,683,000
	5,200,000	3,552,000	8,752,000

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 5 - Exploration and Evaluation Assets (continued)

Lewis Gold Project

As a result of the acquisition of BMG, the Company acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

The Lewis Gold Project is subject to an advance minimum annual royalty in the amount of US$60,000 in cash, which is subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty payable in the same year. Production royalties include a 3.5% NSR for gold and silver and a 4% NSR for other minerals such as lead, zinc, and copper (the “BMG Royalty”).

NOTE 6 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at March 31, 2019 of $2,127,367 (US$1,595,176) (December 31, 2018 - $2,154,027 (US$1,581,158)).

NOTE 7 - Property and Equipment

	Leasehold
	improvements	Computers	Total
	$	$	$
Cost:
At December 31, 2017	499,323	29,482	528,805
Additions	184,435	40,805	225,240
At December 31, 2018 and
March 31, 2019	683,758	70,287	754,045
Depreciation:
At December 31, 2017	116,020	4,422	120,442
Charge for the year	141,956	36,225	178,181
At December 31, 2018	257,976	40,647	298,623
Charge for the period	35,489	4,075	39,564
At March 31, 2019	293,465	44,722	338,187
Net book value:
At December 31, 2018	425,782	29,640	455,422
At March 31, 2019	390,293	25,565	415,858

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 8 – Right-of-Use Assets and Lease Liabilities

Right-of-Use Assets

Office Leases
Cost:	$
At December 31, 2017 and 2018	-
Adjustment on initial adoption of IFRS 16 (Note 2)	934,659
At March 31, 2019	934,659
Depreciation:
At December 31, 2017 and 2018	-
Charge for the period	50,963
At March 31, 2019	50,963
Net book value:
At December 31, 2018	-
At March 31, 2019	883,696

Depreciation of right-of-use assets is calculated using the straight-line method over the remaining lease term.

Lease Liabilities

$
Lease liabilities recognized as of January 1, 2019	884,987
Lease payments made	(48,316)
Interest expense on lease liabilities	15,927
Foreign exchange adjustment	(9,517)
843,081
Less: current portion	(141,205)
At March 31, 2019	701,876

NOTE 9 – Accounts Payable and Accrued Liabilities

	March 31, 2019	December 31, 2018
	$	$
Accounts payable	3,777,865	848,332
Accrued liabilities	555,344	1,101,890
	4,333,209	1,950,222

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 10 – Provision for Site Reclamation

During the year ended December 31, 2018, the Company recorded a provision for the estimated cost of site reclamation relating to exploration activities at its Railroad-Pinion Project. The Company used an inflation rate of 2.16% and an average discount rate of 3.09% in calculating the estimated obligation. The undiscounted uninflated value of the cash flows required to settle the provision is approximately $1,138,149 expected to be incurred over the next 20 years.

Railroad-Pinion
Project
$
Balance as at December 31, 2017	-
Increase in estimate	946,010
Foreign exchange adjustment	56,351
Accretion expense	2,138
Balance as at December 31, 2018	1,004,499
Foreign exchange adjustment	(21,492)
Accretion expense	2,198
Balance as at March 31, 2019	985,205

NOTE 11 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In February 2018, the Company completed an underwritten public offering and a concurrent private placement financing and issued 18,626,440 common shares of the Company at a price of $2.05 per share for gross proceeds totalling $38,184,202, and incurred cash commissions and expenses of $2,623,077.

In September 2018, the Company completed a private placement financing and issued 5,230,901 common shares of the Company at a price of $2.05 per share for gross proceeds totalling $10,723,347, and incurred cash commissions and expenses of $466,386.

In January 2019, the Company issued 113,208 common shares of the Company at a fair value of $1.66 per share in connection to the vesting of restricted share units.

Share Purchase Warrants

There were no share purchase warrants outstanding as at March 31, 2019 and December 31, 2018.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves (continued)

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and expire within 90 days of termination of employment, consulting arrangement or holding office as a director or officer of the Company, are subject to vesting provisions as determined by the Board of Directors (the “Board”) and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

During the year ended December 31, 2018, the Company issued 2,415,666 common shares in relation to the exercise of 2,415,666 stock options for total proceeds of $2,113,632 and the fair value of $1,641,078 attributable to these stock options was transferred from reserves to share capital. Additionally, 292,934 stock options expired unexercised and 25,000 stock options were cancelled and the fair value of $224,306 attributable to these stock options was transferred from reserves to deficit. In addition, during the year ended December 31, 2018, the Company granted a total of 2,799,256 stock options as follows:

  100,000 stock options with an exercise price of $1.96 per share vest one-third immediately, one-third on January 15, 2019, and one-third on January 15, 2020, with a fair value of $102,519.

  2,439,256 stock options with an exercise price of $2.11 per share vest one-third immediately, one-third on January 26, 2019, and one-third on January 26, 2020, with a fair value of $2,599,050.

  100,000 stock options with an exercise price of $2.11 per share vest one-third immediately, one-third on April 27, 2019, and one-third on April 27, 2020, with a fair value of $105,740.

  160,000 stock options with an exercise price of $1.96 per share vest one-third immediately, one-third on June 26, 2019, and one-third on June 26, 2020, with a fair value of $156,288.

During the year ended December 31, 2018, the Company expensed a total of $3,227,899 as share-based compensation for values of stock options vested.

During the three months ended March 31, 2019, the Company issued 120,000 common shares in relation to the exercise of 120,000 stock options for total proceeds of $88,400 and the fair value of $57,934 attributable to these stock options was transferred from reserves to share capital. Additionally, 50,000 stock options expired unexercised and the fair value of $61,216 attributable to these stock options was transferred from reserves to deficit. In addition, during the three months ended March 31, 2019, the Company granted a total of 1,871,424 stock options as follows:

  1,821,424 stock options with an exercise price of $1.74 per share vest one-third immediately, one-third on January 31, 2020, and one-third on January 31, 2021, with a fair value of $1,534,992.

  50,000 stock options with an exercise price of $1.49 per share vest one-third immediately, one-third on March 15, 2020, and one-third on March 15, 2021, with a fair value of $32,988.

During the three months ended March 31, 2019, the Company expensed a total of $898,447 (March 31, 2018 – $1,288,841) as share-based compensation for values of stock options vested.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model using the following weighted average variables:

	For the three months ended March 31,
	2019	2018
Risk-free interest rate	1.81%	1.96%
Expected option life in years	4 years	4 years
Expected stock price volatility	62%	65%
Expected dividend rate	0%	0%

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves (continued)

Stock Options (continued)

A summary of stock option activities is as follows:

	Number of	Weighted average
	options	exercise price
		$
Outstanding at December 31, 2017	9,251,640	1.43
Exercised	(2,415,666)	0.87
Granted	2,799,256	2.10
Expired	(292,934)	2.12
Cancelled	(25,000)	2.11
Outstanding at December 31, 2018	9,317,296	1.75
Exercised	(120,000)	0.74
Granted	1,871,424	1.73
Expired	(50,000)	2.12
Outstanding at March 31, 2019	11,018,720	1.75

A summary of the stock options outstanding and exercisable at March 31, 2019 is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.77	685,000	685,000	September 12, 2019
0.73	2,125,000	2,125,000	November 27, 2020
3.16	507,500	507,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,230,540	2,230,540	August 1, 2022
2.25	600,000	400,000	September 12, 2022
1.96	100,000	66,667	January 15, 2023
2.11	2,314,256	1,542,837	March 5, 2023
2.11	100,000	33,333	April 27, 2023
1.96	160,000	53,333	September 14, 2023
1.74	1,821,424	607,141	January 31, 2024
1.49	50,000	16,667	March 15, 2024
	11,018,720	8,593,018

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves (continued)

Restricted Share Unit Award Plan

In 2017, the Company adopted a Restricted Share Unit Award Plan (“RSU Plan”) whereby the maximum number of common shares reserved for issue under the RSU Plan shall not exceed 5,000,000 common shares of the Company. In addition, the aggregate number of common shares issuable pursuant to the RSU Plan combined with all of the Company’s other security-based compensation arrangements, including the Company’s Stock Option Plan, shall not exceed 10% of the Company’s outstanding shares.

In March 2018, the Company granted 567,110 restricted share units (“RSUs”) to certain officers and directors with a fair value of $1,196,602. The RSUs issued to officers of the Company vest one-third every year. The directors of the Company, who have been granted RSUs, have the entitlement to have one-third of the grant vest every year. However, the RSUs will vest only when the director’s position on the Board has been terminated. During the year ended December 31, 2018, the Company expensed a total of $654,127 as share-based compensation for values of RSUs vested.

In January 2019, the Company granted 664,730 restricted share units to certain officers and directors with a fair value of $1,156,630. Certain RSUs issued to officers of the Company vest either one-third every year or approximately three years from the grant date. The directors of the Company, who have been granted RSUs, have the entitlement to have one-third of the grant vest every year. However, the RSUs will vest only when the director’s position on the Board has been terminated. During the three months ended March 31, 2019, the Company expensed a total of $219,574 (March 31, 2018 – $56,502) as share-based compensation for values of RSUs vested.

NOTE 12 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.

Geographic information is as follows:

	As at March 31, 2019
	Canada	US	Total
	$	$	$
Reclamation bonds	-	2,127,367	2,127,367
Property and equipment	55,630	360,228	415,858
Exploration and evaluation assets	-	204,638,290	204,638,290
Right-of-use assets	427,069	456,627	883,696
	482,699	207,582,512	208,065,211

	As at December 31, 2018
	Canada	US	Total
	$	$	$
Reclamation bonds	-	2,154,027	2,154,027
Property and equipment	67,636	387,786	455,422
Exploration and evaluation assets	-	196,666,709	196,666,709
	67,636	199,208,522	199,276,158

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 13 - Related Party Transactions

During the three months ended March 31, 2019, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at March 31, 2019, $6,888 (December 31, 2018 - $296,702) was included in accounts payable and accrued liabilities owing to officers and directors of the Company in relation to professional fees and reimbursement of expenses.

ii.	The Company received $4,500 (March 31, 2018 - $4,500) of rent from a company related by way of common officers.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the three months ended March 31,
	2019	2018
	$	$
Management fees	280,250	276,040
Professional fees	57,621	57,621
Exploration and evaluation assets expenditures	28,873	60,219
Wages and salaries	5,095	10,627
Share-based compensation	764,376	779,999
	1,136,215	1,184,506

NOTE 14 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 15 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 15 - Financial Instruments and Risk Management (continued)

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash is measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, and commodity price.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at March 31, 2019, the Company had a foreign currency net monetary asset position of approximately US$1,500,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $15,000.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and the Company considers this risk to be remote.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Expressed in Canadian Dollars - unaudited)

NOTE 16 - Commitments

a)	The Company has two separate consulting agreements with officers and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. Included in each agreement is a provision for a two-year payout in the event of termination without cause and three-year payout in the event of a change in control.

b)	The Company has two separate employment agreements with employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$31,767 per month. Included in each agreement is a provision for a two-year payout in the event of termination following a change in control.

c)	The Company has an employment agreement with an officer of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires payment of $19,167 per month. Included in the agreement is a provision for a two-year payout in the event of termination without cause or in the event of a change in control.

NOTE 17 – Supplementary Cash Flow Information

	For the three months ended March 31,
	2019	2018
	$	$
Non-cash transactions
Exploration and evaluation assets expenditures in accounts
payable at period end	3,769,084	1,773,761
Share issuance costs in accounts payable at period end	-	202,204
Reclassification of expired stock options	61,216	31,055
Reclassification of stock options exercised	57,934	1,422,640
Reclassification of restricted share unit vested	187,925	-
Capitalization of right-of-use assets and lease liabilities	934,659	-